UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-43346

SL Science Holding Limited

(Translation of registrant’s name into English)

11th Floor,

No. 479 Chongyang Road,

Nangang District, Taipei, Taiwan R.O.C. 115010

+886-2-26516826

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F       ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Announcement of Completion of the Business Combination and Planned Trading of the Company’s Ordinary Shares on Nasdaq

On June 12, 2026, SL Science Holding Limited (the “Company”) issued a press release announcing the completion of business combination between SL BIO Ltd. and Horizon Space Acquisition II Corp., and that the ordinary shares of the Company are expected to commence trading on Nasdaq Stock Market on June 15, 2026.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL Science Holding Limited

Date: June 15, 2026	By:	/s/ William Wang
	Name:	William Wang
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 12, 2026